Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-216082
July 25, 2019

PepsiCo, Inc.
2.625% Senior Notes due 2029
3.375% Senior Notes due 2049

Issuer:	PepsiCo, Inc.

Ratings (Moody’s / S&P):	A1 / A+ (Stable Outlook / Stable Outlook)

Trade Date:	July 25, 2019

Settlement Date (T+2):	July 29, 2019

Title of Securities:	2.625% Senior Notes due 2029	3.375% Senior Notes due 2049

Aggregate Principal Amount Offered:	$1,000,000,000	$1,000,000,000

Maturity Date:	July 29, 2029	July 29, 2049

Interest Payment Dates:	Semi-annually on each January 29 and July 29, commencing on January 29, 2020	Semi-annually on each January 29 and July 29, commencing on January 29, 2020

Benchmark Treasury:	2.375% due May 15, 2029	3.000% due February 15, 2049

Benchmark Treasury Yield:	2.079%	2.614%

Spread to Treasury:	+58 basis points	+80 basis points

Re-offer Yield:	2.659%	3.414%

Coupon:	2.625%	3.375%

Price to Public:	99.703%	99.271%

Optional Redemption:	Prior to April 29, 2029, make-whole call at Treasury rate plus 10 basis points; par call at any time on or after April 29, 2029	Prior to January 29, 2049, make-whole call at Treasury rate plus 15 basis points; par call at any time on or after January 29, 2049

Net Proceeds to PepsiCo (Before Expenses):	$992,530,000	$983,960,000

Use of Proceeds:	PepsiCo intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper.

Day Count Fraction:	30/360	30/360

CUSIP / ISIN:	713448EL8 / US713448EL82	713448EM6 / US713448EM65

Minimum Denomination:	$2,000 and integral multiples of $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc.

Senior Co-Managers:	Mizuho Securities USA LLC Morgan Stanley & Co. LLC Barclays Capital Inc. TD Securities (USA) LLC

Co-Managers:	CastleOak Securities, L.P. Loop Capital Markets LLC The Williams Capital Group, L.P.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and S&P. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

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